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SECURITIESANDEXC... MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Shareholder Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald Mullins
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Cooper
(Name – *if individual, state last, first, middle name*)

One North Wacker DR (Address) Chicago (City) IL (State) 60602 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2006
WASH. D.C.
203

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 10/12

CM

OATH OR AFFIRMATION

I, Gerard Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Shareholder Securities, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

US Controller

Title

Jennifer Hagerty

Notary Public

JENNIFER HAGERTY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires December 22, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Georgeson Shareholder Securities Corporation

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 of Securities Exchange Act of 1934

June 30, 2006

Georgeson Shareholder Securities Corporation
Index
June 30, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Georgeson Shareholder Securities Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Georgeson Shareholder Securities Corporation (the "Company") at June 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 24, 2006

Georgeson Shareholder Securities Corporation
Statement of Financial Condition
June 30, 2006

Assets	
Cash and cash equivalents	$ 3,252,818
Accounts receivable, net of allowance for returned tenders of $667,611	2,570,586
Due from affiliate	9,563,755
Prepaid and other assets	61,394
Interest receivable	199,446
Total assets	$ 15,647,999
Liabilities and stockholder's equity	
Liabilities	
Accrued expenses and other liabilities	$ 2,199,751
Due to affiliates	28,046
	2,227,797
Stockholder's equity	
Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in-capital	149,998
Retained earnings	13,270,202
Total stockholder's equity	13,420,202
Total liabilities and stockholder's equity	$ 15,647,999

The accompanying notes are an integral part of these financial statements.

Georgeson Shareholder Securities Corporation
Statement of Income
Year Ended June 30, 2006

Revenues	
Fee income	$ 15,108,974
Interest income	1,747,777
Total revenues	16,856,751
Expenses	
Brokerage commissions	473,254
Compensation and benefits	4,979,404
General and administrative expenses	9,433,141
Total expenses	14,885,799
Income before income taxes	1,970,952
Income tax expense	774,190
Net income	$ 1,196,762

The accompanying notes are an integral part of these financial statements.

Georgeson Shareholder Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, July 1, 2005	200	$ 2	$ 149,998	$ 12,073,440	$ 12,223,440
Net income	-	-	-	1,196,762	1,196,762
Balance, June 30, 2006	200	$ 2	$ 149,998	$ 13,270,202	$ 13,420,202

The accompanying notes are an integral part of these financial statements.

Georgeson Shareholder Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2006

Cash flows from operating activities	
Net income	$ 1,196,762
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets	
Accounts receivable, net	(620,029)
Due from affiliates	(1,683,122)
Prepaid and other assets	275,507
Interest receivable	(177,973)
Increase (decrease) in operating liabilities	
Accrued expenses and other liabilities	1,080,240
Payable to affiliates	2,596
Payable to customers	(5,722)
Net cash used in operating activities	68,259
Net increase in cash and cash equivalents	68,259
Cash and cash equivalents	
Beginning of year	3,184,559
End of year	$ 3,252,818

The accompanying notes are an integral part of these financial statements.

1. General

Georgeson Shareholder Securities Corporation (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Georgeson Shareholder Communications Inc. (the "Parent"), the ultimate parent of which is Computershare, Limited, a publicly-held Australian corporation.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily operates voluntary programs for participation by unexchanged individual shareholders to exchange securities of merged corporations no longer traded through a transfer / exchange agent for new equity securities of the new corporation. If directed by the individual shareholder, in lieu of delivering the new equity securities, the Company will sell the equity securities received in the exchange and remit the sale proceeds to the shareholders (the voluntary program services provided to a shareholder is hereafter referred to as a "shareholder transaction").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Fee income earned on a shareholder transaction is accrued at the end of the month in which a shareholder transaction is authorized. Revenue accrued is subject to an allowance for returned tenders which are the return of the shares delivered to a transfer / exchange agent as an invalid surrender. Fee income is recorded net of returned tenders and related allowances for doubtful returned tenders.

Brokerage commissions and the related clearing charges are recorded on an accrual basis, based on trade date.

Income Taxes
The Company accounts for income taxes on the liability method as required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities, if any, are determined based on differences between the financial reporting and tax basis of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.

3. Accounts Receivable and Allowance for Returned Tenders

All shareholder transactions are cleared through the Company's clearing broker, Broadcort Capital Division of Merrill Lynch. Accounts receivable represent fees earned on shareholder transactions that are due from the Company's clearing broker. Accounts receivable are reported net of an allowance for returned tenders on the statement of financial condition.

The allowance for returned tenders is periodically reviewed for adequacy based on return experience and levels of past due balances. Assessing the adequacy of the allowance for returned tenders is inherently subjective, as it requires making estimates that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated returned tenders.

4. Related Party Transactions

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, certain mailing and printing activities and technology services provided by affiliates to the Company. In addition, the Company is provided certain management services such as legal, accounting, IT and other management functions. For the year ended June 30, 2006, mailing and printing costs charged back to the Company totaled $880,947 and charges for management, IT and administrative functions totaled $3,848,001 and are included in general and administrative expenses on the statement of income.

In addition to the above, the Company has a revenue agreement with an affiliate regarding transfer agent fees. The amount of these fees that were charged back to the Company totaled $1,491,743 and are included in the general and administrative expenses on the statement of income.

5. Paying Agent Funds

The Company maintains certain paying agent accounts on behalf of customers. The Company earns interest income from the funds in lieu of service fees. Such funds, which approximate $41,086,410 at June 30, 2006, are deposited in paying agent money market accounts and funds; given the nature of the accounts, neither the funds nor an offsetting liability are included in the Company's financial statements.

6. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

In accordance with the Rule, the broker-dealer is required to maintain minimum net capital, as defined, of $250,000 or 6 2/3 % of aggregate indebtedness, whichever is greater. At June 30, 2006, the Company had net capital, as defined, of $959,965, which was $709,965 in excess of its required net capital of $250,000. At June 30, 2006, the Company had aggregate indebtedness of $2,227,798. The ratio of aggregate indebtedness to net capital was 2.32 to 1.

The Company is claiming an exemption under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 under Subparagraph (k)(2)(i).

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

7. Income Taxes

The Company is part of a group that files a consolidated U.S. Federal and combined state and city income tax returns. The Company calculates taxes as if it filed on a separate company return basis. Amounts due to the Parent with respect to current income taxes are settled currently.

The income tax expense for the year ended June 30, 2006 consists of the following:

Current	
Federal	$ 670,124
State and local	104,066
Income tax expense	$ 774,190

The effective tax rate differs from the Federal statutory rate of 35% primarily due to the effect of state and local taxes.

8. Contingencies

From time to time the Company is a defendant in certain litigation and in addition is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. Concentration of Credit Risk

At June 30, 2006, the Company's cash was held at one major financial institution that is only insured up to $100,000 per customer account by the Federal Deposit Insurance Corporation. In addition, all accounts receivable at June 30, 2006 are due from the clearing broker.

SUPPLEMENTAL INFORMATION

Georgeson Shareholder Securities Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2006

Net capital	
Total stockholder's equity	$ 13,420,202
Deductions	
Nonallowable assets:	
Accounts receivable, net	2,570,586
Due from affiliate	9,563,755
Prepaid and other assets	61,394
Interest receivable	199,446
Haircuts on securities, 2% money market reserve	65,056
Total deductions	12,460,237
Net capital	$ 959,965
Aggregate indebtedness	
Accrued expenses and other liabilities	$ 2,199,751
Due to affiliates	28,046
Payable to customers	-
Total aggregate indebtedness	$ 2,227,797
Computation of basic net capital requirement	
Minimum required net capital (the greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess of net capital over minimum required	$ 709,965
Ratio of aggregate indebtedness to net capital	2.32 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule included in the Company's unaudited June 30, 2006 Form X-17a-5, as amended and dated July 25, 2006.

Georgeson Shareholder Securities Corporation
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2006

Exemption Under Section (K)(2)(i) has been Claimed

The Company is claiming an exemption under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 under Subparagraph (k)(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Management of
Georgeson Shareholder Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Georgeson Shareholder Securities Corporation (the "Company") for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 24, 2006

Georgeson Shareholder

August 28, 2006

<u>Via Federal Express Delivery</u>
SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
AUG 29 2006
WASH, D.C. 203 SECTION

RE: Fiscal Year-End Audited Financial Statements

To Whom It May Concern:

Enclosed, please find the Fiscal Year-End Audited Financial Statements for Georgeson Shareholder Securities Corporation ("GSSC"), CRD# 46749. In addition, please find a copy of the corresponding FOCUS Report for period ending June 30, 2006, which was submitted to NASD Regulation, Inc.

If you have any questions or concerns regarding the enclosed information, please feel free to contact our office directly at 212-805-7000.

Thank you for your cooperation in this matter.

Sincerely,

Georgeson Shareholder Securities Corporation

Enc.

17 State Street, New York, NY 10004 Tel 212.805.7000 Fax 212.440.9109